# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLAR INTEGRATED ROOFING CORP., CIK 0001756704
CUSIP: 83417R202
Title of class of securities: Common Stocks
Address of issuer's principal executive offices: 2831 ST. ROSE PARKWAY, SUITE 200, HENDERSON, Nevada (NV), 89052
Date of event which requires filing of this statement: 03/14/2024
Filed by CIK 0002015699
Persons authorized to receive notices and communications: Eugene Esmer Caranza Cara, 4081 E CAMINO PAROCELA, PALM SPRINGS, California (CA), 92264, 7604645835

## Reporting persons
- Cara Eugene Esmer Caranza (CIK 0002015699): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: personal funds (PF); sole voting power 361,690; shared voting power 0; sole dispositive power 361,690; shared dispositive power 0; aggregate amount beneficially owned 361,690 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stocks
Name of issuer: SOLAR INTEGRATED ROOFING CORP.
Address of issuer's principal executive offices: 2831 ST. ROSE PARKWAY, SUITE 200, HENDERSON, Nevada (NV), 89052

## Item 2. Identity and Background
Name of person filing: Eugene Esmer Caranza Cara
Residence or business address: 4081 E. Camino Parocela Palm Springs, California 92264
Present principal occupation or employment: 2nd-year full-time college student, unemployed
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States, American Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Parents Allowance

## Item 4. Purpose of Transaction
Purpose of transaction: Mr Eugene Esmer Caranza Cara has acquired securities of the issuer of Solar Integrated Roofing Corporation as part of a long-term investment strategy for building wealth. Mr Eugene Esmer Caranza Cara believes that the company thereof for Solar Integrated Roofing Corporation's attention to consumers, business model, and financial performance indicate a strong potential for growth in the coming years. Mr Eugene Esmer Caranza Cata does have the potential significance to have many quantities of influence and innovation planning to acquire additional shares in the future to add more additional securities to his portfolio. However, Mr Eugene Esmer Caranza Cara may consider purchasing more additional securities in the future if he believes it is necessary prudence to do so in terms of the company's market performance and financial assets. Furthermore, Mr Eugene Esmer Caranza Cara may have immediate plans or future propositions related to the extraordinary corporate transaction, changes in management of the board of directors, changes in capitalisation or other policies, or to the extent of any other material changes in the company's business or corporate structure. Mr Eugene Esmer Caranza Cara intends to frequently with strictness monitor the company's performance and may potentially engage in discussions with the business's management prolonged to be necessary to protect investment interests, consumer attention, and ideas towards innovation planning to make the company strive.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr Eugene Esmer Caranza Cara beneficially owns current holdings of 361,690 total shares of common stock of Solar Integrated Roofing Corporation, which represents an calculated approximate observed percentage of 6.9% ownership which is calculated by the current share price and the total market capitalisation of the company. This calculation is based on the approximate shares outstanding of 5,000,000 shares of common stocks in the current situation of the stock market.
Number of shares as to which each person has sole or shared power to vote or dispose: 361,690 shares
Transactions in the class effected during the past sixty days:
-On Tuesday, 16 February 2024, Mr Eugene Esmer Caranza Cara acquired 21,500 shares of Solar Integrated Roofing Company with a share price of $0.0071 per share.
-On Monday, 22 February 2024, Mr Eugene Esmer Caranza Cara acquired 7,500 shares of Solar Integrated Roofing Corporation with a share price of $.0056 per share.
-On Friday, 26 February 2024, Mr Eugene Esmer Caranza Cara acquired 39,000 shares with a share price of $.0040 and an additional 1,500 shares for $.0040 per share.
-On Sunday, 28 February 2024, Mr Eugene Esmer Caranza Cara acquired 315 shares with a share price of $.0030 per share.
-On Wednesday, 01 March 2024, Mr Eugene Esmer Caranza Cara acquired 21,500 shares.
-On Saturday, 04 March 2024, Mr Eugene Esmer Caranza Cara acquired 161,895 shares.
-On Monday, 06 March 2024, Mr Eugene Esmer Caranza Cara acquired 2,417 shares and an additional 106,333 shares.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Cara Eugene Esmer Caranza: Eugene Esmer Caranza Cara, Individual (03/14/2024)